Mail Stop 6010

      September 1, 2005



VIA U.S. MAIL AND FAX (651) 452-4948

Mr. John J. Jungbauer
Vice President, Finance and Chief Financial Officer
MedicalCV, Inc.
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077

	Re:	MedicalCV, Inc.
		Form 10-KSB for the year ended April 30, 2005
		Filed July 21, 2005
		File No. 000-33295


Dear Mr. Jungbauer:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended April 30, 2005

Financial Statements

Note 9. Shareholders` Equity (Deficit), page 56

1. We see on April 1, 2005 you issued 18,035 shares of 5% Series A Convertible Preferred Stock, warrants for the purchase of 27,052,500 shares of common stock to the preferred stock investors and
warrants
for the purchase in the aggregate of 1,635,960 shares of common stock
to the placement agent and finder. Please tell us how your accounting for this transaction complied with generally accepted accounting principles, including Statement 133 and EITF`s 00-27 and
98-5. Please reference the authoritative literature that supports your conclusions. We are especially interested in how you addressed any beneficial conversion feature matters and why you believe a net
carrying value of zero for the preferred stock in your April 30,
2005
balance sheet is appropriate.   We may have further comments after
reviewing your response.


Item 8A. Controls and Procedures, page 63

2. We note your disclosure that management has concluded that the Company`s disclosure controls and procedures, as of the end of the period covered by this report, "are effective in timely alerting them to material information required to be included in our periodic filings with the SEC." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise future filings to address our concerns.


3. We note on page 63 that your former auditor identified a material weaknesses in the design and operation of internal controls relating to documenting and reporting international distribution marketing expenditures and related reimbursement, which relates to the years ended April 30, 2003 and 2004 and through June 9, 2005. Tell us the nature of the material weakness identified and the specific steps the company has taken to remediate the weakness. Also, tell us how the officers concluded that the controls and procedures were nonetheless effective as of April 30, 2005.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. John J. Jungbauer
MedicalCV, Inc.
September 1, 2005
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